2019 LETTER TO SHAREHOLDERS





Robert Quartermain
Executive Chairman

CHAIRMAN'S MESSAGE

Fellow Shareholders,

2018 was a transformational year for your company. Since our first drill program at Brucejack in 2011, we have in seven short years evolved into a profitable intermediate gold producer. This accomplishment is a function of the dedicated professionals that work at Pretivm alongside our many contractors, suppliers, regulators, First Nations and community neighbors who have supported our development.

With our gold production of over 376,000 ounces and the generation of almost $200 million of cash from operations in 2018, we were able to return significant value back to our shareholders. The repurchase of our precious metals stream means that all of the profit from the gold and silver production accrues to you, our shareholders. The refinancing of the debt borrowed to build the mine reduces our interest costs and those savings also accrue to shareholders. As we continue to generate cash, the Board of Directors will determine how best to return that value back to shareholders: through debt reduction, dividend payment, share buyback or further reserve expansion.

With the benefit of mining this last year and a half, the operations team has an improved understanding of the geology that informs our mine plan. This experience allows the company to refine the future mining reserve to ensure that we obtain the best return

from the variable Brucejack ore, with its ubiquitous high grade gold occurring within broader lower grade gold mineralization. The mine has excellent potential but even before we add further reserves, Brucejack has a mine life well in excess of the industry average, and more importantly, at a grade many times the average grade of the global gold mine industry.

Brucejack's comparatively small environmental footprint is an advantage often overlooked by shareholders. Our limited surface disturbance is a fraction of the size of an open pit operation. A significant portion of our tailings are utilized as paste backfill underground and the remainder is submerged in a lake, eliminating the need for a tailings dam. The majority of our energy supply comes from renewable hydroelectric power, resulting in relatively low greenhouse gas emissions from our operation. These are increasingly important features as investors focus on the environmental, social and governance factors in their decisions to invest in the extractive industries.

This last year we continued to build on the skills and experience of the Pretivm team. We also had changes to our Board of Directors. We wish to thank Dr. Nicole Adshead-Bell for her three years of contribution to the Board and Pretivm's development. We also wish to welcome Robin Bienenstock to the Board, with the depth of perspective and extensive capital market experience she brings.

There are few companies that evolve from a drill intercept to a profitable mining company. We acknowledge the contributions of the many employees and contractors who have been a part of Pretivm's journey, from our initial exploration team, the many construction and development personnel and now our 1,000 employees and contractors who work every day to deliver value to you, our shareholders. The Board remains committed to the safe and sustainable operation of the Brucejack Mine, and Pretivm's success as a profitable gold company.



Sincerely,

Robert Quartermain
Executive Chairman



Joseph Ovsenek
President & Chief Executive Officer, Director

PRESIDENT'S MESSAGE

Fellow Shareholders,

Our solid financial and operating results for 2018, the first full year of production at the Brucejack Mine, firmly established Pretivm as a low-cost, highly profitable, mid-tier gold producer. We are now strongly positioned to further optimize our mining operations and minimize costs, increase production and reduce debt.

We have delivered six consecutive profitable quarters since declaring commercial production on July 1, 2017. In 2018, we generated almost $200 million in cash from operations, and produced more than 376,000 ounces of gold with an average realized margin of $608 per ounce of gold sold. As a result, we recorded adjusted net earnings of almost $100 million in 2018 and reduced our total debt by $180 million.

ACHIEVING 2018 MILESTONES

The achievement of a number of significant milestones throughout the year positioned us well to build on our success.

Implementation of our operational grade control program early in the year had a positive impact on our ability to consistently deliver high-grade ore to the mill as we were ramping-up to steady state production. Despite the challenges of mining a gold deposit with variable grades, the hallmark of the Valley of the Kings deposit, the Brucejack Mine remains sustainably profitable.

With a focus on the long-term financial health of our company, we deployed our significant cash build to repurchase 100% of the callable 8% precious metals stream for $237 million. The stream was originally sold as part of the construction financing package for the Brucejack Mine.



We secured a $480 million senior loan facility in 2018 to refinance the existing construction credit facility. The loan facility is comprised of a $250 million senior secured amortizing non-revolving credit facility and a $230 million senior secured revolving credit facility. We will make the repayment of this facility a focus for the use of cash in 2019.

We are leveraging the experience we have gained operating over the initial six quarters of production to further maximize profitability. We continue to evaluate opportunities to optimize mining operations, reduce grade dilution and minimize development costs.

LOOKING AHEAD TO 2019

In December we achieved another milestone with the receipt of amended permits from the province of British Columbia to allow us to increase our production through-put rate by 40% from 2,700 tonnes per day to 3,800 tonnes per day.

To sustainably process ore at the upgraded production rate, some minor modifications to the mill will be required. These changes should only take a few quarters of incremental work during regularly scheduled shut-downs, and we expect to complete the modifications by the end of the year.

We have also begun accelerating underground development from 700 to 1000 meters per month. With our mill improvements and accelerated underground development, we expect to be able to feed the mill with 3,800 tonnes per day on a consistent basis by the end of 2019.

Early in the second quarter of 2019, we will provide an updated life of mine plan based on the increased production rate for the Brucejack Mine, as well as updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings deposit. This update to the technical information for the Brucejack Mine, the first since the 2014 feasibility study and 2016 mineral reserves estimate, will incorporate the experience we have gained from mining and processing over 1.5 million tonnes of ore in our first six quarters of production.

EXPANDING THE VALLEY OF THE KINGS RESOURCE, EXPLORING OUR SUBSTANTIAL REGIONAL CLAIMS

Our recent focus has been on the optimization of the Brucejack Mine. We are now positioned to turn our attention to drilling with the intent to extend the life of mine by expanding our gold resource and improving reserve definition ahead of mining.

Our drill program planned for 2019 targets prospective zones at depth, to the east, west and north-east of the Valley of the Kings resource. The area to the north-east of the currently defined resource has particularly strong potential for additional expansion with a re-interpretation of previous drill results indicating the presence of a repetition of the key stratigraphy that hosts high-grade gold mineralization in the Valley of the Kings. The 70,000 meter drill program planned for 2019 will also be targeting high-grade gold mineralization at depth.

Two deep underground holes drilled during 2018 demonstrated the strong potential for mineralization continuity from the Valley of the Kings to the east, while reinforcing the


BRUCEJACK MINE RESCUE

potential for a porphyry source at depth. Both holes confirmed the presence of Brucejack-style mineralization starting from the eastern edge of the Valley of the Kings to beneath the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine. Based on a geophysical program and mineral chemistry evaluation completed in the later part of 2018, two follow-up deep holes will be completed this year to further test the mineralization potential below the Flow Dome Zone.

We continue to make progress on our grassroots exploration program of our 1,200+ square kilometers of claim package surrounding the Brucejack Mine, in the heart of the golden triangle. In 2018, our 8,000-meter regional exploration drill program confirmed the presence of Brucejack-style high-grade gold mineralization hosted in broad zones of low-grade stockwork, highlighting the potential for discovery of porphyry-related copper-gold mineralization and high-level epithermal mineralization on the property. We plan to undertake additional drilling in 2019 to further evaluate for higher grade segments of these highly prospective targets.

COMMITMENT TO COMMUNITY

We are proud to point out that our Brucejack Mine makes Pretivm truly made in British Columbia. More than ninety percent of our mine site workforce, including our contracting workforce, comes from British Columbia, with over fifty percent from northwest regional communities. As a corporate neighbor, we are committed to creating shared value through the operation of the Brucejack Mine, and we strive to deliver sustainable prosperity in northwest British Columbia for local communities and First Nations groups well beyond the life of the mine.

FOCUS ON DELIVERY

We have achieved our successes thanks to the hard work and perseverance of our team, the guidance of our Board of Directors, the support of local communities and the dedication and support of you, our shareholders.

The Brucejack Mine is now securely established as a profitable, low-cost, mid-tier gold producer located in British Columbia, Canada. We will continue to position the Company to capitalize on the favorable gold price environment and ensure further growth and long-term success. We remain fully focused on consistent execution at Brucejack in order to deliver profitable gold production.

Sincerely,

Joseph C
President & Chief Executive Officer, Director

PRETIVM





Head Office

Suite 2300
1055 Dunsmuir Street
PO Box 49334
Four Bentall Centre
Vancouver B.C.
V7X 1L4 Canada

Tel: 604 558 1784
Toll-Free: 877 558 1784
Fax: 604 558 4784

Common Share Listing

Toronto Stock Exchange: PVG
New York Stock Exchange: PVG

Auditors

PricewaterhouseCoopers LLP
Vancouver, B.C.
Canada

Capitalization

Shares Issued: 184,208,091
Fully Diluted: 195,609,572

(as at March 28, 2019)

CUSIP

74139C102

Transfer Agent & Registrar

Computershare Trust
Company of Canada

North American
Toll-Free: 800 564 6253

www.computershare.com